Introducing Robinhood Ventures Fund II (RVII)

Starting today, customers can request IPO shares of Robinhood Ventures Fund II (RVII) at an expected price of $25 per share. RVII is expected to IPO on August 13 on the New York Stock Exchange


Robinhood Ventures Fund II

Historically, retail investors have been locked out of private companies in their earliest stages, which can be among the biggest wealth creation opportunities available. Today, Robinhood sets out to change that.

Robinhood Ventures Fund II (RVII), the second fund from Robinhood Ventures, is expected to IPO on August 13 on the New York Stock Exchange (NYSE) under the symbol RVII at an expected price of $25 per share. Robinhood Financial customers can request IPO shares of RVII through Robinhood, and investment advisers on the TradePMR Fusion platform may also seek an allocation for their clients. The window to request IPO shares is expected to close on August 12.

Introducing RVII
RVII is a business development company ("BDC"), a type of closed-end fund, that provides retail investors exposure to a diversified portfolio of private companies in their earliest stages. A closed-end fund is a professionally managed pool of assets—in this case, investments in private companies—that issues a fixed number of shares and trades on an exchange like a stock.

Today, RVII includes 80 private companies, with others expected to be added over time. RVII's goal is to make seed investments in promising companies across sectors that demonstrate significant growth potential, with a focus on companies that are current or previous participants

in the Y Combinator startup accelerator program or companies with a founder or co-founder that has participated in the Y Combinator startup accelerator program. Since 2005, Y Combinator has funded over 5,000 companies with a combined value of over $1.3 trillion, including 100 "unicorns" with valuations over $1 billion.*

"The next generation of promising startups is being built today," said Sarah Pinto, Head of Robinhood Ventures. "With Robinhood Ventures Fund II, retail investors no longer have to wait until a company's IPO to be part of an early growth journey."

“Y Combinator has one of the strongest track records in venture, and having participated in the program myself as both a founder and a visiting partner, I firmly believe its level of access to promising startups is extraordinary," said Rich Aberman, Robinhood Ventures Fund II Portfolio Manager. "As Robinhood Ventures scales, our mission is for it to become the norm that retail is represented in your seed or Series A cap table. This is a great first step in making that dream a reality."

RVII is meant to be accessible to all investors, with no accreditation requirements, no investment minimums, a competitive management fee, and daily liquidity as a publicly traded fund on the NYSE.

RVII pays Robinhood Ventures, the investment adviser, a management fee consisting of two components. A base management fee that is calculated and payable quarterly at an annual rate of 2.00% of net assets, as well as an incentive fee that is determined and payable annually, and is equal to 20% of the realized capital gains from inception through the end of the fiscal year, less realized capital losses, unrealized capital depreciation, and the aggregate amount of any previously paid incentive fees paid for prior periods.

Why Now?

The U.S. venture capital market has become a massive and fast-growing asset class, with $320 billion deployed in 2025 and $1.38 trillion in total assets under management.** However, companies are staying private much longer than they used to, with the median time to IPO growing from 5 years in 1999 to 14 years in 2024,*** meaning much of the foundational growth is happening out of reach of the investing public. At the end of 2025, there were approximately 859 VC-backed private companies valued at $1 billion or more, representing approximately $4.34 trillion in value. Whether that value is realized through acquisitions, public offerings, or secondary transactions, most of the returns will flow to those who were able to invest early, when the companies were private.****

Many startups don’t make it, but the ones that do can change the world. The risks may be higher, but so are the potential rewards, and RVII aims to expand access to this crucial and often closed-off part of the market.

That same mission now extends to the Robinhood team. With the recent launch of the Robinhood Employee Fund, eligible employees can now invest their own money into a fund providing exposure to Robinhood Ventures funds, including RVII.

How to Participate
Starting today, self-directed retail investors can learn more about RVII and request IPO shares directly through Robinhood. Following the launch of Advisor IPO Access, eligible RIAs on TradePMR can submit an Indication of Interest (IOI) and request shares on behalf of clients and then confirm client interest during the Conditional Offer to Buy (COB) window ahead of the final pricing and allocation.

Following the IPO, everyone will be able to see fund performance metrics, charts, and updates, including the new companies joining the fund each quarter. Every quarter, RVII expects to meet with dozens of new companies from the Y Combinator program and beyond, picking the most promising ones to invest in.

Interested investors can review the preliminary prospectus or learn more at https://robinhood.com/us/en/ventures/rvii. Companies interested in joining RVII or learning more about Robinhood Ventures can contact ventures@robinhood.com.


Robinhood Ventures Fund II Roadshow Kickoff
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Disclosures:

**Source: Y Combinator; data as of July 2026.*

***Source: NVCA 2026 Yearbook (National Venture Capital Association / PitchBook Data, Inc., 2026); data as of December 31, 2025. Y Combinator statistics are for past performance and are not indicative or predictive of future returns, including for RVII.*

****Source: Jay R. Ritter, "Initial Public Offerings: Median Age of IPOs Through 2025," University of Florida IPO Initiative, updated December 31, 2025. Based on 9,343 IPOs from 1980–2025.*

*****Source: NVCA 2026 Yearbook (National Venture Capital Association / PitchBook Data, Inc., 2026); data as of December 31, 2025.*

This communication has been made available to you with the consent of Robinhood Ventures Fund II ("RVII" or the "Fund"). RVII has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities LLC, 608 2nd Avenue South, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss.

RVII is a newly organized, closed-end, diversified management fund that has elected to be regulated as a business development company, investing in a concentrated portfolio of private "Promising Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of RVII's Net Assets may be volatile and the shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. An active, liquid and orderly market for the shares may not develop or be sustained. Investors may be unable to sell their shares at or above the price

initially paid for those shares. RVII may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns.

A "Promising Company" means early-stage and growth-stage private companies that, in the view of Robinhood Ventures, demonstrate significant growth potential.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While RVII's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, shareholders should consider that they may not have access to the funds they invest in RVII for an indefinite period of time. There is no assurance that the private companies in which RVII invests will ever have a liquidity event.

"Y Combinator" is a registered trademark of Y Combinator Management, LLC or its affiliates and is used by the Fund with permission. Y Combinator does not sponsor, endorse, or promote the Fund and has no responsibility for the management or performance of the Fund.

Robinhood Ventures (RHV) is the investment adviser for RVII. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC. Robinhood Ventures is an SEC-registered investment adviser and a wholly owned subsidiary of Robinhood Markets, Inc.

RVII plans to conduct an initial public offering that will not be limited to accredited investors, and following its IPO will be a publicly traded fund. A trading market may not develop. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

Brokerage services offered through Robinhood Financial LLC (RHF), member FINRA/SIPC, or TradePMR Inc., member FINRA/SIPC.

RHV, RHF and TradePMR are separate but affiliated companies and wholly-owned subsidiaries of Robinhood Markets, Inc ("Robinhood").

Robinhood and its affiliates generally earn more money from affiliated funds than from unaffiliated funds. In addition, Robinhood holds interests in funds managed by RHV and therefore has exposure to their market prices.

Fractional shares are illiquid outside of Robinhood and are not transferable. Not all securities available through Robinhood Financial are eligible for fractional share orders. For a complete explanation of conditions, restrictions and limitations associated with fractional shares, see the Fractional Shares section of our Customer Agreement. All investments involve risks.

References to the Robinhood Employee Fund are for informational purposes only and do not constitute an offer to sell, or a solicitation of an offer to buy, interests in the Robinhood Employee Fund. Any such offer or solicitation will be made only pursuant to definitive offering documents (including a private placement memorandum and subscription agreement), which will contain important information about the investment objectives, risks, fees, and expenses of the Robinhood Employee Fund and should be read carefully in their entirety before making any investment decisions. As described in more detail in the private placement memorandum, an investment in the Robinhood Employee Fund involves significant risk, including the loss of the entire investment.

Cautionary Note Regarding Forward-Looking Statements

This communication includes "forward looking statements," including with respect to RVII's proposed initial public offering (the "IPO") of common shares of beneficial interest, the filing and effectiveness of the registration statement on Form N-2, the expected timing of the IPO, the anticipated public offering price of $25 per share, the expected closing of the window to request IPO shares on August 12, 2026, the ability of customers to request and trade shares following the IPO through Robinhood or through a Registered Investment Advisor on TradePMR, the expected listing of RVII's shares on the New York Stock Exchange under the symbol "RVII," the potential addition of portfolio companies to RVII over time, RVII's goal to make seed investments in promising companies across sectors that demonstrate significant growth potential, the belief that Y Combinator's level of access to promising startups is extraordinary, Robinhood Ventures' mission for retail to have a seat at the table in Series A financings as Robinhood Ventures scales, RVII's aim to expand access to a crucial and often closed-off part of the market, RVII's expectation to meet with dozens of new companies each quarter, and the availability of fund performance metrics and portfolio updates following the IPO. These statements also include statements regarding RVII's objectives to expand access to private markets and other statements that are not historical facts. You can sometimes identify forward-looking statements through the use of words or phrases such as "will," "expects," "expected," "anticipates," "anticipated," "aims," "goal," "mission," "intends," "intended," "believes," "plans," "estimates," "potential," "future," "may," "could," or "should," the negative of these terms, or similar words and expressions of the future. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, including the risks outlined under "Risks" in the preliminary prospectus and elsewhere in RVII's filings with the SEC, which may cause actual results to differ materially from any results expressed or implied by any forward-looking statement. RVII and Robinhood have no obligation, and do not undertake any obligation, to update or revise any forward-looking statement made in this communication to reflect changes since the date of this communication, except as required by law.

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